SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 33)



Illinois Tool Works, Inc.
(Name of Issuer)


Common Stock, $3.33 1/3  Par
(Title of Class of Securities)


452308 10 9
(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].



CUSIP No. 452308 10 9


13G

Page    2    of    7    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust Investments, N.A.		36-3608252
	Northern Trust Company of Connecticut		06-6275604
	Northern Trust Global Investments Ltd	6807764922343A00

  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
		(b)	[ ]


  3

S.E.C. use only


  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois



Number of shares beneficially owned by each reporting person with

  5
Sole Voting Power

	18,121,802

  6
Shared Voting Power

	27,995,122

  7
Sole Dispositive Power

	6,756,414

  8
Shared Dispositive Power

	33,399,305

  9

Aggregate amount beneficially owned by each reporting person

	47,599,863

10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable

11

Percent of class represented by amount in Row 9

	9.85


12

Type of reporting person


	Northern Trust Corporation  HC

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Illinois Tool Works, Inc.
		(Name of Issuer)

	(b)	3600 West Lake Ave., Glenview, IL 60025
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60603
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, $3.33 1/3  Par
		(Title of Class of Securities)

	(e)	452308 10 9
		(CUSIP Number)

3.	This statement is being filed by Northern Trust Corporation as a
 Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	     47,599,863
		(Amount Beneficially Owned)

	(b)	         9.85
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	     18,121,802
			(Sole Power to Vote or to Direct the Vote)

		(ii)	     27,995,122
			(Shared Power to Vote or to Direct the Vote)

		(iii)	     6,756,414
			(Sole Power to Dispose or Direct Disposition)

		(iv)       33,399,305
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

6.	Statement regarding ownership of 5 percent or more on behalf of another:



7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company
	50 South LaSalle Street
	Chicago, IL  60603

	Northern Trust Investments, N.A.
	50 South LaSalle Street
	Chicago, IL  60603


	Northern Trust Global Investments Ltd
	50 Bank Street, Canary Wharf, London E14 5NT, UK

	Northern Trust Company of Connecticut
	300 Atlantic Street, Suite 400
	Stamford, CT 06901


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								_________________________________
								By:  Robert P Browne
DATED:  02-07-2012	Title:Executive Vice President

EXHIBIT TO SCHEDULE 13G AMENDMENT
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE:  Illinois Tool Works, Inc.

Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.

							NORTHERN TRUST CORPORATION

							_________________________________
							By:  Robert P Browne
DATED:  02-07-2012	Title: Executive Vice President


The NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, N.A.
NORTHERN TRUST GLOBAL INVESTMENTS LTD

________________________________________
By:  Robert P Browne
Title:    Executive Vice President



NORTHERN TRUST COMPANY OF CONNECTICUT

________________________________________
By: Pat Herrington
As its Senior Vice President